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                                                                    EXHIBIT 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE


             DELTEK SYSTEMS, INC. ANNOUNCES STOCK REPURCHASE PROGRAM

MCLEAN, VIRGINIA, November 4, 1999 -- DELTEK SYSTEMS, INC. (Nasdaq: DLTK) a leading provider of advanced software applications and related services for project-based businesses, today announced that the Board of Directors had approved the repurchase of up to 500,000 shares of its common stock through open market and private purchases. The timing of the purchases and the exact number of shares to be purchased will be dependent upon prevailing market conditions and price levels. Any purchases will be paid for out of the Company's general corporate funds. Shares acquired through the repurchase program will be retired. The Company reserves the right to modify or terminate its repurchase activities at any time.

Kenneth E. deLaski, the President and Chief Executive Officer of Deltek Systems, stated, "The authorization of this buyback reflects our confidence in the Company's underlying strengths and long-term growth potential. Management believes that repurchasing our own shares is an excellent investment and an appropriate use of a portion of our cash reserves."

About Deltek(R)

Deltek develops enterprise solutions that are especially designed for organizations that follow "management by project" business practices. The Company's solutions range from back office systems for project accounting and financial management to front office systems for Web-enabled customer relationship management and project management. These flexible and scalable solutions serve the needs of diverse project-oriented industries, including professional services firms; management consulting; architecture, engineering, and design; government contracting; systems integration; make-to-order manufacturing; and marketing.

Deltek supports its customers with extensive services for pre-sale consulting, implementation consulting, software maintenance, technical support, and telephone support. The Company also offers education and training at learning centers in its offices in McLean, Virginia, St. Louis, Missouri, and San Jose, California.

Deltek is headquartered in McLean, Virginia, with offices in Cambridge, Massachusetts; Englewood, Colorado; San Jose, California; St. Louis, Missouri; London, England; and Manila, Philippines. For more information, visit www.deltek.com.

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